UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A

Item
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2010 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu
Rua José Guerra, 127
04719-030 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ LIMITED REVIEW REPORT

To the Management and Stockholders of Banco Santander (Brasil) S.A.
São Paulo - SP

1.

We have performed a limited review of the condensed consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries (“Bank”) for the three-month and nine-month periods ended September 30, 2010, consisting of the condensed consolidated balance sheet as of September 30, 2010, and the related condensed consolidated statements of income and recognized income and expense for the three-month and nine-month periods ended September 30, 2010 and 2009, and the condensed consolidated statements of changes in stockholders' equity and cash flows for the nine-month periods ended September 30, 2010 and 2009, and the related selected notes. The Bank’s management is responsible for the preparation and presentation of the condensed consolidated financial statements in accordance with International Accounting Standard 34 - Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review.

2.

Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and consisted principally of applying analytical procedures to financial data and making inquiries of certain officials of the Company who have responsibility for accounting and financial matters about the criteria adopted in the preparation of the financial statements referred to in paragraph 1. Since this review did not constitute an audit in accordance with Brazilian auditing standards, we do not express an opinion on the aforementioned financial statements.

3.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

4.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco Antonio Maldonado Sant’Anna
DELOITTE TOUCHE TOHMATSU	Francisco Antonio Maldonado Sant’Anna
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		September	December 31,
ASSETS	Note	30, 2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		53,360,977	27,269,012

FINANCIAL ASSETS HELD FOR TRADING	3	23,738,086	20,115,652
Loans and amounts due from credit institutions		7,284	67,170
Debt instruments		14,897,532	12,554,035
Equity instruments		3,844,023	2,544,441
Trading derivatives		4,989,247	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	3	16,666,053	16,294,460
Loans and amounts due from credit institutions		653,921	1,907,265
Loans and advances to customers		3,443	389,113
Debt instruments		223,356	210,973
Equity instruments		15,785,333	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS	3	40,627,124	46,406,120
Debt instruments		39,031,160	44,745,924
Equity instruments		1,595,964	1,660,196

LOANS AND RECEIVABLES	3	169,250,302	152,162,954
Loans and amounts due from credit institutions		24,771,380	24,228,143
Loans and advances to customers		144,478,922	127,934,811

HEDGING DERIVATIVES		104,043	163,425

NON-CURRENT ASSETS HELD FOR SALE	4	85,509	171,464

INVESTMENTS IN ASSOCIATES	5	440,006	419,122

TANGIBLE ASSETS	6	4,212,457	3,701,769

INTANGIBLE ASSETS	7	31,667,467	31,617,939
Goodwill		28,312,236	28,312,236
Other intangible assets		3,355,231	3,305,703

TAX ASSETS		15,257,785	15,779,222
Current		1,467,015	2,162,063
Deferred		13,790,770	13,617,159

OTHER ASSETS		2,222,814	1,871,437

TOTAL ASSETS		357,632,623	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 (UNAUDITED) AND DECEMBER 31, 2009
(Thousands of Brazilian Reais)

		September	December 31,
LIABILITIES AND EQUITY	Note	30, 2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING	8	5,014,357	4,434,734
Trading derivatives		5,012,524	4,401,709
Short positions		1,833	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	8	-	1,795
Deposits from credit institutions		-	1,795

FINANCIAL LIABILITIES AT AMORTISED COST	8	237,859,220	203,567,734
Deposits from the Brazilian Central Bank		-	240,113
Deposits from credit institutions		41,360,604	20,955,846
Customer deposits		159,426,364	149,440,156
Marketable debt securities		14,943,843	11,439,010
Subordinated liabilities		9,432,039	11,304,445
Other financial liabilities		12,696,370	10,188,164

HEDGING DERIVATIVES		16,959	9,806

LIABILITIES FOR INSURANCE CONTRACTS		17,892,611	15,527,197

PROVISIONS	9	9,909,527	9,480,262
Provisions for pensions funds and similar obligations		1,145,946	1,096,799
Provisions for contingencies, commitments and other provisions		8,763,581	8,383,463

TAX LIABILITIES		10,047,357	9,456,537
Current		5,859,309	5,588,680
Deferred		4,188,048	3,867,857

OTHER LIABILITIES		3,813,134	4,227,768

TOTAL LIABILITIES		284,553,165	246,705,833

SHAREHOLDERS' EQUITY		72,358,400	68,706,363
Issued capital	10	62,634,585	62,612,455
Reserves		6,089,267	2,161,302
Profit for the period attributable to the Parent		5,464,548	5,507,606
Less: Dividends and remuneration	10	(1,830,000)	(1,575,000)

VALUATION ADJUSTMENTS		713,975	559,042
Available-for-sale financial assets		930,816	791,966
Cash flow hedges		(216,841)	(232,924)

NON-CONTROLLING INTERESTS		7,083	1,338

TOTAL EQUITY		73,079,458	69,266,743
TOTAL LIABILITIES AND EQUITY		357,632,623	315,972,576

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Thousands of Brazilian Reais, except for per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2010	2009	2010	2009
Interest and similar income		10,602,265	9,731,064	29,719,575	29,501,940
Interest expense and similar charges		(4,566,677)	(4,075,193)	(11,985,412)	(13,185,022)
INTEREST INCOME / (net)	13	6,035,588	5,655,871	17,734,163	16,316,918
Income from equity instruments	13	2,232	6,962	20,086	21,724
Income from companies accounted for by the equity method	5 & 13	11,022	32,500	34,197	289,640
Fee and commission income	13	2,028,833	1,797,147	5,798,564	5,260,033
Fee and commission expense	13	(253,174)	(241,537)	(691,390)	(688,313)
Gains/losses on financial assets and liabilities (net)	13	282,907	(266,113)	1,110,574	2,468,466
Financial assets held for trading		60,914	(129,600)	744,181	1,817,157
Other financial instruments at fair value through profit or loss		25,812	(40,190)	(5,400)	19,730
Financial instruments not measured at fair value through profit or loss		196,079	211,029	307,352	626,489
Other		102	(307,352)	64,441	5,090
Exchange differences (net)	13	502,984	844,140	384,424	(192,888)
Other operating income (expense)	13	(104,988)	106,703	(210,013)	(56,777)
TOTAL INCOME		8,505,404	7,935,673	24,180,605	23,418,803
Administrative expenses		(2,849,315)	(2,674,458)	(8,277,930)	(8,054,167)
Personnel expenses	11 & 13	(1,476,055)	(1,329,200)	(4,247,854)	(4,041,442)
Other general expenses	11 & 13	(1,373,260)	(1,345,258)	(4,030,076)	(4,012,725)
Depreciation and amortization	13	(308,446)	(338,975)	(887,737)	(983,796)
Tangible assets		(117,199)	(104,754)	(347,984)	(338,098)
Intangible assets		(191,247)	(234,221)	(539,753)	(645,698)
Provisions (net)	13	(673,825)	(1,190,084)	(1,592,620)	(2,998,683)
Impairment losses on financial assets (net)		(1,811,614)	(3,009,814)	(6,465,659)	(7,840,669)
Loans and receivables	3	(1,811,353)	(3,008,121)	(6,464,953)	(7,834,609)
Other financial instruments not measured at fair value through profit or loss	13	(261)	(1,693)	(706)	(6,060)
Impairment losses on other assets (net)	13	(6,205)	(833,410)	26,800	(901,781)
Other intangible assets		1,974	(818,385)	(5,423)	(860,281)
Other assets		(8,179)	(15,025)	32,223	(41,500)
Gains on disposal of assets not classified as non-current assets held for sale	13	29,912	2,271,094	65,481	3,415,538
Gains on non-current assets held for sale not classified as discontinued operations	13	5,256	8,530	134,749	(47,129)
OPERATING PROFIT BEFORE TAX		2,891,167	2,168,556	7,183,689	6,008,116
Income taxes		(956,396)	(696,245)	(1,719,667)	(2,090,660)
CONSOLIDATED PROFIT FOR THE PERIOD		1,934,771	1,472,311	5,464,022	3,917,456
Profit attributable to the Parent		1,933,853	1,472,274	5,464,548	3,917,117
Profit (loss) attributable to non-controlling interests		918	37	(526)	339

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares		4.63	4.22	13.08	11.40
Preferred shares		5.09	4.65	14.39	12.54
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	178,231,395	212,841,732	175,619,837
Preferred shares		186,202,385	154,888,971	186,202,385	152,619,441

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009
CONSOLIDATED PROFIT FOR THE PERIOD	1,934,771	1,472,311	5,464,022	3,917,456

OTHER RECOGNIZED INCOME AND EXPENSE	40,103	(83,752)	154,933	68,047
Available-for-sale financial assets	86,964	(285,314)	267,984	196,994
Valuation adjustments	283,043	(74,285)	575,336	823,483
Amounts transferred to income statement	(196,079)	(211,029)	(307,352)	(626,489)
Cash flow hedges	(24,895)	123,960	29,195	(75,909)
Valuation adjustments	(24,895)	123,960	29,195	(75,909)
Income taxes	(21,966)	77,602	(142,246)	(53,038)
TOTAL RECOGNIZED INCOME AND EXPENSE	1,974,874	1,388,559	5,618,955	3,985,503

Attributable to the Parent	1,973,956	1,388,522	5,619,481	3,985,164
Attributable to non-controlling interests	918	37	(526)	339
TOTAL	1,974,874	1,388,559	5,618,955	3,985,503

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity

				Profit		Total
	Share		Treasury	Attributed	Dividends and	Shareholders'	Valuation		Non-controlling	Total
	Capital	Reserves	Shares	to the Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	3,917,117	-	3,917,117	68,047	3,985,164	339	3,985,503
Other Changes in Equity
Appropriation of net profit for the period	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	828,045	(625,000)	-	(625,000)	-	(625,000)
Capital increase	2,471,413	-	-	-	-	2,471,413	-	2,471,413	-	2,471,413
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(1,948)	1,948	-	-	-	-	-	34	34
Balances at September 30, 2009	49,623,614	2,163,433	-	3,917,117	(625,000)	55,079,164	581,664	55,660,828	5,652	55,666,480

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	5,464,548	-	5,464,548	154,933	5,619,481	(526)	5,618,955
Other Changes in Equity
Appropriation of net profit for the period	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	(255,000)	(1,830,000)	-	(1,830,000)	-	(1,830,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Equity-instruments-based payment	-	15,358	-	-	-	15,358	-	15,358	-	15,358
Other	-	2,131	-	-	-	2,131	-	2,131	6,271	8,402
Balances at September 30, 2010	62,634,585	6,089,267	-	5,464,548	(1,830,000)	72,358,400	713,975	73,072,375	7,083	73,079,458

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Thousands of Brazilian Reais)

	September 30,
	2010	2009
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	5,464,022	3,917,456
Adjustments to net profit	8,735,998	7,897,351
Depreciation of tangible assets	347,984	338,098
Amortization of intangible assets	539,753	645,698
Impairment losses on other assets (net)	5,423	860,281
Provisions and Impairment losses on financial assets (net)	8,057,573	10,833,292
Gains (net) on disposal of tangible assets, investments and non-current assets held for sale	(200,230)	(3,368,409)
Share of results of entities accounted for using the equity method	(34,197)	(289,640)
Changes in deferred tax assets and liabilities	4,334	(1,121,969)
Equity-instruments-based payment	15,358	-
Net (increase) decrease in operating assets	(42,717,531)	(5,441,749)
Brazilian Central Bank compulsory deposits	(21,880,788)	(708,489)
Financial assets held for trading	(3,622,434)	14,242,551
Other financial assets at fair value through profit or loss	(371,593)	(11,871,077)
Available-for-sale financial assets	6,046,980	(11,925,544)
Loans and receivables	(23,598,588)	5,281,655
Other assets	708,892	(460,845)
Net increase (decrease) in operating liabilities	37,103,289	(10,178,594)
Financial liabilities held for trading	579,623	(5,895,834)
Other financial liabilities at fair value through profit or loss	(1,795)	(305,618)
Financial liabilities at amortized cost	36,541,766	(8,437,487)
Other liabilities	(16,305)	4,460,345
Payments of income tax	(748,488)	(1,594,520)
Total net cash flows from operating activities (1)	7,837,290	(5,400,056)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(1,471,037)	(1,422,020)
Subsidiaries, jointly controlled entities and associates	-	(99,468)
Tangible assets	(923,291)	(582,582)
Intangible assets	(547,746)	(739,970)
Divestments	88,933	4,812,968
Subsidiaries, jointly controlled entities and associates	-	4,499,586
Tangible assets	88,933	313,382
Total net cash flows from investing activities (2)	(1,382,104)	3,390,948

3. CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	-	(1,948)
Issuance of subordinated liabilities	-	1,507,000
Issuance of other long-term liabilities	12,710,692	11,951,175
Dividends paid	(2,739,604)	(1,993,544)
Payments of subordinated liabilities	(2,534,750)	(65,729)
Payments of other long-term liabilities	(9,686,618)	(12,536,174)
Increase/Decrease in non-controlling interests	6,271	34
Total net cash flows from financing activities (3)	(2,244,009)	(1,139,186)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	4,211,177	(3,148,294)
Cash and cash equivalents at beginning of period	18,730,403	16,750,870
Cash and cash equivalents at end of period	22,941,580	13,602,576

Non-cash transactions
Loans and receivables transferred to non-current assets held for sale	46,287	55,811
Dividends and interest on capital declared but not paid	1,632,263	866,741
Supplemental information
Interest received	29,476,886	27,794,610
Interest paid	12,053,391	12,838,008

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2010

1. Introduction, basis of presentation of the condensed consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (the Bank or Santander or "Banco Santander"), indirectly controlled by Banco Santander, S.A., with headquarters in Spain ("Santander Group" or "Banco Santander Spain"), is the lead institution of the financial and non-financial brazilian Santander Group companies with the Brazilian Central Bank, established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2.041 and 2.235 Bloco A, Vila Olimpia, São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan and leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a conglomerate of financial institutions that operate on an integrated basis in the financial and capital markets.

b) Global offering of shares

The Board of Directors meeting held on September 18, 2009 approved the implementation of the public offering, which includes the issuance of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil and Units abroad, included in the form of ADRs representing ADSs.

At the same meeting the listing of Banco Santander was approved and the trade of the Units in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm commitment of settlement. Under the Instruction 400/2003 of Brazilian Securities Commission (CVM), the total number of Units/ADSs initially offered in the Global Offering was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander dated October 6, 2009, available at www.santander.com.br and the CVM website and its english version on Form F-1, available on the SEC website.

The ratification, by Bacen, of the Bank's capital increase due to the completion of the Global Offering and Supplemental Option occurred on October 14, 2009 and on October 29, 2009, respectively.

The results of the Global Offering were disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

c) Basis of presentation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial , from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide an update on the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Consequently, these interim financial statements do not include all the information required of consolidated financial statements prepared in accordance with IFRS as adopted by the IASB, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank s consolidated financial statements for the year ended December 31, 2009.

The accounting policies and methods used in preparing these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2009, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2009 which did not have a material effect on these condensed consolidated financial statements, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

• The balance sheet becomes the statement of financial position.

• The statement of recognised income and expense becomes the statement of comprehensive income.

• The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these condensed consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2008 and 2009.

The condensed consolidated interim financial statements for the period ended on September 30, 2010 was approved by the Management Committee at the meeting held on October 27, 2010.

d) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

These estimates relate basically to the following:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

Allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

We use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: exposure at default , probability of default and loss given default .

Impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment requires a significant judgment.

Assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

• interest rates;

• mortality tables, disability biometric table, disability mortality table and expected turn over table;

• estimated benefit increase rate;

• inflation rate;

• estimated salary increase rate; and

• the method used to calculate vested commitments to current employees.

The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2009 and 2008 consolidated financial statements. In the period ended on September 30, 2010 there were no significant changes in the estimates made at 2009 year-end besides those indicated in these interim financial statements.

e) Contingent assets and liabilities

Note 2-p of the consolidated financial statements for the year ended December 31, 2009 and 2008 includes information on the contingent assets and liabilities. There were no significant changes in the Bank s contingent assets and liabilities between December 31, 2009 and the date of preparation of these interim financial statements.

f) Comparative information

The informations for 2009 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the informations relating to the nine-months period ended on September 30, 2010.

g) Seasonality of the Bank s transactions

Given the activities in which the Bank s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the nine-months period ended on September 30, 2010.

h) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

i) Condensed consolidated cash flow statements

In preparing the condensed consolidated cash flow statements, short-term highly liquid investments that are subject to an insignificant risk of changes in value were classified as cash and cash equivalents . Accordingly, the Bank classifies as cash and cash equivalents the balances recognized under Cash and Balances with the Brazilian Central Bank in the condensed consolidated balance sheet, except for Central Bank compulsory deposits which are considered as restricted cash. Changes in cash and cash equivalents at September 30, 2010 and 2009 relates, mainly to the increase in positions in the open market.

The interest paid and received correspond basically to operating activities of Banco Santander.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 5.

There were no transactions involving changes in the scope of consolidation for the nine months period ended on September 30, 2010.

3. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank s financial assets, other than the balances relating to Cash and Balances with the Brazilian Central Bank and Hedging Derivatives , at September 30, 2010 and December 31, 2009 is as follows:

Thousands of Reais	September 30, 2010
		Other
		Financial
		Assets at Fair	Available-for-
	Financial	Value	Sale
	Assets Held for	through	Financial	Loans and
	Trading	Profit or Loss	Assets	Receivables	Total

Loans and amounts due from credit institutions	7,284	653,921	-	24,771,380	25,432,585
Loans and advances to customers	-	3,443	-	144,478,922	144,482,365
Of which:
Loans and advances to customers, gross	-	3,443	-	153,994,507	153,997,950
Impairment losses (note 3b.2)	-	-	-	(9,515,585)	(9,515,585)
Debt instruments	14,897,532	223,356	39,031,160	-	54,152,048
Equity instruments	3,844,023	15,785,333	1,595,964	-	21,225,320
Trading derivatives	4,989,247	-	-	-	4,989,247
Total	23,738,086	16,666,053	40,627,124	169,250,302	250,281,565

Thousands of Reais	December 31, 2009
		Other
		Financial
		Assets at Fair	Available-for-
	Financial	Value	Sale
	Assets Held for	through	Financial	Loans and
	Trading	Profit or Loss	Assets	Receivables	Total

Loans and amounts due from credit institutions	67,170	1,907,265	-	24,228,143	26,202,578
Loans and advances to customers	-	389,113	-	127,934,811	128,323,924
Of which:
Loans and advances to customers, gross	-	389,113	-	138,005,290	138,394,403
Impairment losses (note 3b.2)	-	-	-	(10,070,479)	(10,070,479)
Debt instruments	12,554,035	210,973	44,745,924	-	57,510,932
Equity instruments	2,544,441	13,787,109	1,660,196	-	17,991,746
Trading derivatives	4,950,006	-	-	-	4,950,006
Total	20,115,652	16,294,460	46,406,120	152,162,954	234,979,186

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicated in Note 2 of the consolidated financial statements of the Bank for the year ended December 31, 2009, changes in the carrying amounts of financial assets and liabilities are recognized with a balancing entry in the consolidated income statement except in the case of available-for-sale financial assets the changes in value are recognized temporarily in consolidated equity under Valuation Adjustments - Available-for-Sale Financial Assets .

Items charged or credited to Valuation Adjustments - Available-for-Sale Financial Assets remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation Adjustments - Available-for-Sale Financial Assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At September 30, 2010 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under Valuation Adjustments - Available-for-Sale Financial Assets . The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited condensed consolidated statement of recognized income and expenses.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and Receivables in the nine months period ended on September 30, 2010 and 2009 were as follows:

	September 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	10,070,479	8,181,156
Impairment losses charged to income for the period Loans and receivables	7,053,239	8,245,387
Write-off of impaired balances against recorded impairment allowance	(7,636,800)	(6,124,350)
Exchange differences and other items	28,667	-
Balance at end of the period	9,515,585	10,302,193
Recoveries of loans previously charged off	588,286	410,778

Considering the amounts of Recoveries of loans previously charged off and those recognized under Impairment losses charged to income , the impairment losses recognized in income statements on Loans and Receivables amounted to R$6,464,953 thousand and R$7,834,609 thousand in the nine-months period ended on September 30, 2010 and 2009, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the nine months period ended on September 30, 2010 and 2009 is as follows:

	September 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	9,899,884	7,730,464
Net additions	7,122,255	8,596,708
Written-off assets	(7,636,800)	(6,124,350)
Balance at end of the period	9,385,339	10,202,822

4. Non-current assets held for sale

At September 30, 2010 and December 31, 2009, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

5. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of Investments in associates is as follows:

	Participation %		Investments		Results of Investments
	September		September	December
	30,	December 31,	30,	31,	September 30,
Thousands of Reais	2010	2009	2010	2009	2010	2009

Norchem Holding e Negócios S.A.	21.75%	21.75%	21,834	24,056	1,290	1,396
Norchem Participações e Consultoria S.A.	50.00%	50.00%	27,835	28,918	1,741	1,758
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.58%	39.58%	119,090	101,303	17,787	15,283
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	201,739	189,088	12,651	10,073
Celta Holding S.A.	26.00%	26.00%	59,496	65,612	522	4,394
ABN AMRO Brasil Dois Participações S.A. (2)	-	-	-	-	-	126,442
Companhia Brasileira de Meios de Pagamento - Visanet (2)	-	-	-	-	-	115,796
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	10,012	10,145	206	84
Others (2)	-	-	-	-	-	14,414
Total			440,006	419,122	34,197	289,640
(1) Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank s representation of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees.
(2) Investment sold in 2009.

b) Changes

The changes in the balance of this item in the nine months period ended on September 30, 2010 and 2009 were as follows:

	September 30,
Thousands of Reais	2010	2009

Balance at beginning of period	419,122	633,595
Purchases and capital increases	-	95,899
Changes in the scope of consolidation	-	251,735
Effect of equity accounting	34,197	289,640
Sale of investments and capital decreases (1)	-	(704,596)
Dividends paid	(13,313)	(153,181)
Exchange differences and other changes	-	3,569
Balance at end of period	440,006	416,661
(1) In 2009, the Bank made a disposal of investment of Companhia Brasileira de Meios de Pagamentos -VisaNet, Tecban - Tecnologia Bancária S.A. and Companhia Brasileira de Soluções e Serviços - CBSS, accounting a net gain of R$3,315 million recorded in Gains/losses on disposal of assets not classified as non-current asset held for sale.

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended on September 30, 2010 and December 31, 2009.

6. Tangible assets

a) Changes

In the nine months period ended on September 30, 2010 and 2009 tangible asset items were acquired for R$923,291 thousand and R$582,582 thousand, respectively. Also, in the nine months period ended on September 30, 2010 and 2009 tangible asset items were disposed, and the carrying amounts was R$23,514 thousand and R$297,289 thousand, respectively, giving rise to net gains on disposal of R$65,419 thousand and R$16,093 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on September 30, 2010 and December 31, 2009.

c) Tangible asset purchase commitments

At September 30, 2010 and December 31, 2009, the Bank did not have any significant commitments to purchase tangible asset items.

7. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above, it was performed impairment test on December 31, 2009. On September 30, 2010 and 2009 we did not identify any indication or impairment in the Assets.

The breakdown of Goodwill is as follows:

	September 30,	December 31,
Thousands of Reais	2010	2009

Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

There were no acquisitions or disposal of companies for the nine months period ended on September 30, 2010.

b) Other intangible assets

The breakdown of the balance of Other intangible assets is as follows:

	Estimated	September 30,	December 31,
Thousands of Reais	Useful Life	2010	2009

With finite useful life:
IT developments	3 years	2,073,602	1,711,000
Customer relationship	(1)	4,262,115	4,288,031
Other assets	up to 5 years	237,716	237,517
Accumulated amortization		(2,664,210)	(2,123,698)
Impairment losses		(553,992)	(807,147)
Total		3,355,231	3,305,703
(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.

8. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for measurement purposes, of the Bank s financial liabilities, other than Hedging Derivatives , at September 30, 2010 and December 31, 2009 is as follows:

Thousands of Reais	September 30, 2010
		Other
		Financial
		Liabilities at
	Financial	Fair Value
	Liabilities	through	Financial
	Held for	Profit or	Liabilities at
	Trading	Loss	Amortized Cost	Total

Deposits from credit institutions	-	-	41,360,604	41,360,604
Customer deposits	-	-	159,426,364	159,426,364
Marketable debt securities	-	-	14,943,843	14,943,843
Trading derivatives	5,012,524	-	-	5,012,524
Subordinated liabilities	-	-	9,432,039	9,432,039
Short positions	1,833	-	-	1,833
Other financial liabilities	-	-	12,696,370	12,696,370
Total	5,014,357	-	237,859,220	242,873,577

Thousands of Reais	December 31, 2009
		Other
		Financial
		Liabilities at
	Financial	Fair Value
	Liabilities	through	Financial
	Held for	Profit or	Liabilities at
	Trading	Loss	Amortized Cost	Total

Deposits from the Brazilian Central Bank	-	-	240,113	240,113
Deposits from credit institutions	-	1,795	20,955,846	20,957,641
Customer deposits	-	-	149,440,156	149,440,156
Marketable debt securities	-	-	11,439,010	11,439,010
Trading derivatives	4,401,709	-	-	4,401,709
Subordinated liabilities	-	-	11,304,445	11,304,445
Short positions	33,025	-	-	33,025
Other financial liabilities	-	-	10,188,164	10,188,164
Total	4,434,734	1,795	203,567,734	208,004,263

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	September 30,	December 31,
Thousands of Reais	2010	2009

Demand deposits	205,311	195,081
Time deposits (1)	28,980,292	20,838,179
Repurchase agreements	12,175,001	164,494
Total	41,360,604	21,197,754
(1) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

b.2) Customer deposits

	September 30,	December 31,
Thousands of Reais	2010	2009

Demand deposits
Current accounts	14,820,235	15,139,942
Savings accounts	27,902,571	25,216,924
Time deposits	65,957,355	74,633,544
Repurchase agreements	50,746,203	34,449,746
Total	159,426,364	149,440,156

b.3) Marketable debt securities

	September 30,	December 31,
Thousands of Reais	2010	2009

Real estate credit notes - LCI	7,310,437	5,985,385
Bonds and other securities	2,525,848	2,850,777
Treasury Bills	2,931,548	-
Securitization notes (MT100) (1)	1,175,288	1,371,588
Agribusiness credit notes - LCA	1,000,722	1,231,260
Total	14,943,843	11,439,010

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015 and the series 2008-2 was increased in US$100 million in the first quarter of 2010, in total amount of US$400 million, with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 related, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014 and the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019.

The changes in the balance of Marketable debt instruments in the nine months period ended on September 30, 2010 and 2009 were follows:

	September 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	11,439,010	12,085,655
Issues	12,710,692	11,951,175
Payments	(9,686,618)	(12,536,174)
Interest	855,202	887,443
Exchange differences and Others	(374,443)	(1,443,160)
Balance at end of the period	14,943,843	10,944,939

At September 30, 2010 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

	September 30,
Thousands of Reais	2010	2009

Balance at beginning of the period	11,304,445	9,197,429
Issues	-	1,507,000
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate and amount of issuance R$1,507 million)	-	1,507,000
Payments
Redemption	(2,559,755)	-
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate) (1)(3)	(1,680,461)	-
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance	(879,294)	-
U$ 500 million) (2)(3)
Interest paid	(39,183)	(65,729)
Interest	736,357	820,532
Foreign exchange	(9,825)	(309,898)
Balance at end of the period	9,432,039	11,149,334

(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$ 64,188 thousand accounted in "Gains/losses on financial assets and liabilities".
(2) On September 20, 2010, the Bank redeemed in advance the Perpetual Non-Cumulative Junior Subordinated Securities, pursuant to authorization granted by the Central Bank of Brazil on August 4, 2010.
(3) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

b.5) Other issues guaranteed by the Bank

At September 30, 2010 and December 31, 2009, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

9. Provisions

a) Breakdown

The breakdown of the balance of Provisions is as follows:

	September 30,	December 31,
Thousands of Reais	2010	2009

Provisions for pensions funds and similar obligations	1,145,946	1,096,799
Provisions for contingencies, commitments and other provisions (1)	8,763,581	8,383,463
Total	9,909,527	9,480,262
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

• PIS and Cofins - R$4,711,365 thousand (December 31, 2009 - R$3,734,078 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$273,985 thousand (December 31, 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

• Increase in CSLL tax rate - R$771,778 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$449,941 thousand (December 31, 2009 - R$396,267 thousand): refers to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$232,986 thousand (December 31, 2009 - R$209,045 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$213,755 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the bank under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. The Bank is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor s Offices and Public Defender s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Bank believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$460,560 thousand, R$33,651 thousand and R$8,393 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$502,604 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged, previous Contributors Board, the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. Administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$531 million.

• IRPJ and CSLL on Reimbursement arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2004, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Bank that were the responsibility of the controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$468 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$370 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$242 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$168 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$160 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

• Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

10. Equity

a) Issued capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves, which the capital increase was ratified by Bacen on June 24, 2010.

b) Treasury shares

In February 2009, the Bank acquired 25,395 thousand of shares of its own issue at the amount of R$1,948 thousand. In August 2009, was approved at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$1,948 thousand against capital reserves.

c) Dividends and interest on capital

In accordance with the Bank s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	September 30, 2010
	Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interest on capital based on interim net income for three-months ended on March 31, 2010 (1)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital based on interim net income for three-months ended on June 30, 2010 (2)(4)	400,000	0.9577	1.0535	105.3477
Intercalary Dividends for the three months ended on March 31, 2010 (3)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital based on interim net income for three-months ended on September 30, 2010 (5)	530,000	1.2690	1.3959	139.5858
Total in September 30, 2010	1,830,000
(1) Established by Board of Directors in March 2010. Common shares - R$0.8141, Preferred shares - R$0.8955 and Units R$89.5456, net of taxes.
(2) Established by Board of Directors in June 2010. Common shares - R$0.8141, Preferred shares - R$0.8955 and Units R$89.5456, net of taxes.
(3) Established by Board of Directors in June, 2010
(4) The amounts for Interest on Capital and Interim Dividends was paid on August 25, 2010.
(5) Established by Board of Directors in September 2010. Common shares - R$1.0786, Preferred shares - R$1.1865 and Units R$118.6479, net of taxes. The amounts for Interest on Capital and Interim Dividends will be pay on February 25, 2011.

		December 31, 2009
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000
(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070, Preferred shares - R$0.4477 and Units R$44.7728, net of taxes.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital was paid on February 22, 2010, without any additional amount for monetary for monetary correction.

11. Breakdown of income accounts

a) Personnel expenses

	September 30,
Thousands of Reais	2010	2009

Wages and salaries	2,705,946	2,485,828
Social security costs	708,806	691,759
Benefits	583,640	552,765
Defined benefit pension plans	11,465	22,728
Contributions to defined contribution pension funds	36,312	43,431
Share-based payment costs	32,384	15,224
Training	55,065	50,037
Other personnel expenses	114,236	179,670
Total	4,247,854	4,041,442

b) Other general administrative expenses

	September 30,
Thousands of Reais	2010	2009

Property, fixtures and supplies	725,482	767,747
Technology and systems	750,179	712,113
Advertising	281,008	384,988
Communications	421,045	470,989
Per diems and travel expenses	107,542	109,781
Taxes other than income tax	54,596	36,095
Surveillance and cash courier services	380,588	342,584
Insurance premiums	6,472	6,617
Specialized and technical services	1,136,417	1,039,638
Technical reports	278,858	275,846
Others specialized and technical services	857,559	763,792
Other administrative expenses	166,747	142,173
Total	4,030,076	4,012,725

12. Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The Extraordinary Shareholders Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

Thousands of Reais

	Number in
	thousands of	Exercise Price	Year of Grant	Employee	Period Start	Period End
	Units -			Group	Date	Date
	Granted (1)
SOP	14,185	23.50	2010	Executives	03-Feb-10	30-Jun-14
PSP	1,378	-	2010	Executives	03-Feb-10	30-Jun-12
(1) Maximum number of shares to be granted at the end of each period if it is in comply with the performance parameters until September 30, 2010.

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Bank are issued, as a manner of retaining the officers commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of 1 year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

a.1) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

Total Shareholder Return (TSR)			Net Income Realized
	% of			% of Exercisable Shares,
	Exercisable	Probability of		Considering the Probability
TSR Rank	Shares	Occurrence	Year	of Occurrence
1°	50%	0.00%	2009	10.00%
2°	35%	0.02%	2010	7.15%
3°	25%	95.75%	2011	4.86%
4°	0%	4.23%	Accumulate	15.03%

For measurement of the fair value of the options in the SOP plan, the following premises were made based on the binomial method:

Volatility	57.37%
Rate of Dividends	5.43%
Vesting Period	2,72 years
Average exercise time	3,72 years
Risk-Free Rate	11.18%

Considering the amounts:

• Fair value of the shares of SOP: R$7.19.
• Total shares ordained by SOP: 14,184,601.
• SOP Probability of Occurrence: 60.93%.

In 2010, pro-rata day expenses of the third quarter amounting R$7,614 thousand and in the accumulated for the period amounting R$15,358 thousand relating to the SOP plan.

Also considering the amounts:

• Average price of shares SANB11 in the 15 previous days to 30/09/2010: R$21.81.
• Total shares ordained by PSP: 1,378,010.
• PSP Probability of Occurrence: 60.93%.

In 2010, pro-rata day expenses of the third quarter amounting R$2,209 thousand and in the accumulated for the period amounting R$4,837 thousand relating to the PSP plan.

a.2) The stock options of Plan SOP may dilute the basic earnings per share in the future. On September 30, 2010, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented period.

b) Global program

The main assumptions used as of September 30, 2010 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2009.

In 2010, pro-rata expenses were registered in the amount of R$3,099 thousand in the third quarter and R$8,271 thousand in the accumulated for the period inthe Consolidated, related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans.

13. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking
• Global Wholesale Banking
• Asset Management and Insurance

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the business activity arising from management of the investment fund, pension and insurance businesses. The Global Wholesale Banking segment reflects the returns on Investment Banking and Markets, including all the globally managed treasury activities and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	September 30, 2010
		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Insurance	Total

NET INTEREST INCOME	15,820,910	1,749,761	163,492	17,734,163
Income from equity instruments	20,086	-	-	20,086
Share of results of entities accounted for using the equity method	34,197	-	-	34,197
Net fee and commission income	4,113,618	685,245	308,311	5,107,174
Gains (losses) on financial assets and liabilities and Exchange differences	1,235,632	202,830	56,536	1,494,998
Other operating income/(expenses)	(429,829)	(22,428)	242,244	(210,013)
TOTAL INCOME	20,794,614	2,615,408	770,583	24,180,605
Personnel expenses	(3,862,338)	(339,518)	(45,998)	(4,247,854)
Other administrative expenses	(3,793,543)	(175,897)	(60,636)	(4,030,076)
Depreciation and amortization	(801,175)	(38,978)	(47,584)	(887,737)
Provisions (net)	(1,561,449)	1,087	(32,258)	(1,592,620)
Net impairment losses on financial assets	(6,460,869)	(4,790)	-	(6,465,659)
Net impairment losses on non-financial assets	26,799	-	1	26,800
Other financial gains/(losses)	200,230	-	-	200,230
PROFIT BEFORE TAX	4,542,269	2,057,312	584,108	7,183,689

Thousands of Reais	September 30, 2009
		Global	Asset
	Commercial	Wholesale	Management
(Condensed) Income Statement	Banking	Banking	and Brokerage	Total

NET INTEREST INCOME	14,769,189	1,485,513	62,216	16,316,918
Income from equity instruments	21,724	-	-	21,724
Share of results of entities accounted for using the equity method	289,640	-	-	289,640
Net fee and commission income	3,741,317	579,346	251,057	4,571,720
Gains (losses) on financial assets and liabilities and Exchange differences	1,524,901	733,792	16,885	2,275,578
Other operating income/(expenses)	(124,218)	(33,338)	100,779	(56,777)
TOTAL INCOME	20,222,553	2,765,313	430,937	23,418,803
Personnel expenses	(3,633,574)	(362,887)	(44,981)	(4,041,442)
Other administrative expenses	(3,810,042)	(175,537)	(27,146)	(4,012,725)
Depreciation and amortization	(945,433)	(35,884)	(2,479)	(983,796)
Provisions (net)	(2,914,234)	(39,123)	(45,326)	(2,998,683)
Net impairment losses on financial assets	(7,814,592)	(26,077)	-	(7,840,669)
Net impairment losses on non-financial assets	(901,781)	-	-	(901,781)
Other financial gains/(losses)	3,368,409	-	-	3,368,409
PROFIT BEFORE TAX	3,571,306	2,125,805	311,005	6,008,116

Thousands of Reais	September 30, 2010
		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	317,238,620	40,394,003	-	357,632,623
Loans and advances to customers	114,096,819	30,385,546	-	144,482,365
Customer deposits	140,243,290	19,183,074	-	159,426,364

Thousands of Reais	December 31, 2009
		Global	Asset
	Commercial	Wholesale	Management
Other aggregates:	Banking	Banking	and Insurance	Total
Total assets	275,233,684	40,738,892	-	315,972,576
Loans and advances to customers	99,752,662	28,571,262	-	128,323,924
Customer deposits	125,567,575	23,872,581	-	149,440,156

The segmentation criteria for presentation is aligned with Santander Group internal manual of finance management, which drives the form and format of the internal financial information used by the Management . The reclassifications made in the informations as of September 30, 2009 and December 31, 2009 presented for comparative purpose, refers of certain clients that moved from one segment to another, based on the current segment classification of them and do not present any material change in the analysis of the operating segment. Internal reports used by the chief operating decision maker for the purposes of making decisions about allocating resources to the segment and assessing its performance also are changed for previous years in order to improve the comparability for decision purposes.

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for September 30, 2010 and 2009.

14. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on September 30, 2010 and 2009:

a) Key-person management compensation

The Extraordinary Shareholders Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560 thousand, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 thousand and supplementary plans available up to de R$50,000 thousand, are considerate, at the most. The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$3,440 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors and Executive Board s compensation:

	September 30,
Thousands of Reais	2010	2009

Fixed compensation	33,965	25,707
Variable compensation	117,308	98,407
Other	6,511	4,601
Total	157,784	128,715

iii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the 2nd degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the officers or directors of the financial institution, as well as their spouses or relatives up to the 2nd degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of September 30, 2010:

	September 30, 2010
	Common	Common	Preferred	Preferred	Total	Total
	Shares		Shares		Shares
Stockholders'	(thousands)	Shares (%)	(thousands)	Shares (%)	(thousands)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1)(2)	475,586	0.2%	244,475	0.1%	720,061	0.2%
Employees	274,295	0.1%	249,427	0.1%	523,722	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,597,543	17.7%	35,684,167	19.2%	73,281,710	18.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%
(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market.
Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). In the third quarter were sold 77,627,222 units (equivalent to 2.04% of total shares).
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

d) Related-party transactions

Transactions among Santander s entities held in usual market conditions in terms of maturity and fees comparable to those applied in transactions with unrelated parties.

In September 2010 the Board of Directors approved the Policy on Related Party Transactions of the Company, which aims to establish rules to ensure that all decisions, especially those involving related parties and other situations with potential conflict of interests should be taken in view of the interests of Banco Santander and its shareholders, these rules apply to all employees and directors of the Bank and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	September 30, 2010		December 31, 2009
	Joint-
	controlled	Related-	Joint-controlled
	companies	Party	companies	Related-Party

Assets
Trading derivatives, net	-	(88,082)	-	(48,737)
Banco Santander, S.A. Spain	-	107,828	-	35,331
Santander Benelux, S.A., N.V.	-	(96,641)	-	(66,259)
Abbey National Treasury Services Plc		(37,317)		(24,028)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(61,952)	-	5,739
Others	-	-	-	480
Loans and amounts due from credit institutions (1)	412,564	2,208,062	335,849	1,289,467
Banco Santander, S.A. Spain	-	1,923,228	-	1,288,558
Santander Benelux, S.A., N.V.	-	262,601	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	412,564	-	298,095	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	37,754	-
Santander Overseas Bank, Inc - Puerto Rico	-	2,453	-	-
Banco Santander Totta, S.A.	-	647	-	901
Abbey National Treasury Services Plc	-	19,133	-	-
Others	-	-	-	8
Other Assets	9,446	49,243	218	142
Banco Santander, S.A. Spain	-	49,243	-	115
Celta Holdings Ltda	6,760	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	2,084	-	-	-
Others	602	-	218	27

Liabilities
Deposits from credit institutions	(21,784)	(6,092,720)	(15,142)	(3,271,714)
Banco Santander, S.A. Spain	-	(3,329,577)	-	(2,724,909)
Grupo Banesto: Sociedades consolidables	-	(170,308)	-	(157,283)
Abbey National Beta Investments Limited	-	(366,743)	-	(387,616)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(2,221,066)	-	-
Banco Santander, S.A. Uruguay	-	(3,913)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(18,868)	-	(12,516)	-
Companhia de Arrendamento Mercantil RCI Brasil	(2,916)	-	(2,626)	-
Others	-	(1,113)	-	(1,906)
Customer deposits	(4)	(354,234)	-	(455,733)
ISBAN Brasil S.A.	-	(116,501)	-	(112,134)
Produban Serviços de Informática S.A.	-	(39,556)	-	(43,138)
Universia Brasil S.A.	-	(3,954)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(193,195)	-	(192,139)
Fundo de Investimento Multimercado Menorca Crédito Privado	-	-	-	(106,506)
Others	(4)	(1,028)	-	(1,816)
Marketable debt securities	-	(28,749)	-	(16,638)
Banco Santander, S.A. Spain	-	(20,806)	-	(16,638)
Santander Investment Limited	-	(7,943)	-	-
Subordinated liabilities	-	-	-	(1,667,219)
Banco Santander, S.A. Spain	-	-	-	(1,667,219)
Other Liabilities - Dividends and Bonuses Payable	-	(366,436)	-	(1,392,079)
Grupo Empresarial Santander, S.L.	-	(156,240)	-	(570,414)
Santander Insurance Holding, S.L.	-	(223)	-	(81,701)
Sterrebeeck B.V.	-	(209,973)	-	(739,683)
Others	-	-	-	(281)
Other Payables	(1,607)	(63,979)	-	(9,266)
Banco Santander, S.A. Spain	-	(8,875)	-	(9,266)
Santander Insurance Holding, S.L.	-	(54,294)	-	-
Others	(1,607)	(810)	-	-
(1) All loans and amounts to related parties were made in our ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

	September 30,
Thousands of Reais	2010		2009
	Joint-
	controlled	Related-	Joint-controlled
	companies	Party	companies	Related-Party

Income
Interest and similar income - Loans and amounts due from credit institutions	39,455	2,856	32,359	3,267
Banco Santander, S.A. Spain	-	1,827	-	1,954
Abbey National Treasury Services Plc	-	1,029	-	1,313
Companhia de Crédito, Financiamento e Investimento RCI Brasil	38,608	-	27,215	-
Companhia de Arrendamento Mercantil RCI Brasil	847	-	5,144	-
Interest expense and similar charges - Customer deposits	-	(19,806)	-	(29,075)
ISBAN Brasil S.A.	-	(6,423)	-	(5,803)
Produban Serviços de Informática S.A.	-	(1,783)	-	(2,468)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	(4,868)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(11,180)	-	(14,193)
Others	-	(420)	-	(1,743)
Interest expense and similar charges - Deposits from credit institutions	(7,845)	(61,389)	(7,624)	(121,042)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	(2)	-	(1,253)	-
Companhia de Arrendamento Mercantil RCI Brasil	(7,843)	-	(6,371)	-
Banco Santander, S.A. Spain	-	(37,111)	-	(110,635)
Santander Overseas Bank, Inc - Puerto Rico	-	-	-	(9,076)
Banco Madesant - Sociedade Unipessoal, S.A.	-	(18,606)	-	-
Abbey National Beta Investments Limited	-	(5,573)	-	-
Others	-	(99)	-	(1,331)
Interest expense and similar charges - Marketable debt securities	-	(2,018)	-	-
Banco Santander, S.A. Spain	-	(2,018)	-	-
Fee and commission income (expense)	5,074	68,804	6,861	29,302
Companhia de Crédito, Financiamento e Investimento RCI Brasil	4,631	-	6,134	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	5,227
Banco Santander, S.A. Spain	-	58,211	-	10,927
Santander Capitalização	-	-	-	13,137
Aviación Antares, A.I.E.	-	10,592	-	-
Others	443	1	727	11
Gains/losses on financial assets and liabilities	-	(104,267)	2	2,027,472
Banco Santander, S.A. Spain	-	(58,081)	-	4,622
Santander Benelux, S.A., N.V.	-	63,936	-	(229,772)
Santander Overseas Bank, Inc - Puerto Rico	-	145	-	(3,802)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	(123,822)	-	(105,565)
Abbey National Treasury Services Plc	-	14,639	-	1,431
Santusa Holding, S.L.	-	-	-	2,360,208
Others	-	(1,084)	2	350
Administrative expenses and Amortization	-	(166,486)	-	(179,207)
ISBAN Brasil S.A.	-	(37,081)	-	(34,148)
Produban Serviços de Informática S.A.	-	(81,588)	-	(79,841)
ISBAN Chile S.A.	-	(3,301)	-	(5,267)
Aquanima Brasil Ltda.	-	(16,126)	-	(16,418)
Ingeniería de Software Bancario, S.L.	-	(15,324)	-	(19,083)
Produban Servicios Informaticos Generales, S.L.	-	(10,034)	-	(9,611)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários	-	-	-	(3,220)
Santusa Holding, S.L.	-	-	-	(9,286)
Others	-	(3,032)	-	(2,333)

15. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	September 30, 2010		December 31, 2009
	Notional		Notional
	Amount	Market Value	Amount	Market Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	43,267,300	13,145,703	50,761,630	12,646,099
Options - purchase and sales	319,002,700	(73,461)	181,501,740	33,762
Forward and futures contracts	62,928,179	3,368	32,263,081	-
Foreign currency risk:
Currency swaps (1)	37,665,234	(13,157,634)	40,616,308	(11,648,297)
Options - purchase and sales	13,763,255	(3,946)	28,983,489	(333,259)
Forward and futures contracts	23,396,813	62,693	22,063,175	(150,008)
	500,023,481	(23,277)	356,189,423	548,297
Hedging derivatives (2)
Interest rate risk:
Futures contracts (3)	12,927,230	-	15,294,094	-
Interest rate swaps (4)	790,749	87,084	1,249,645	153,619
	13,717,979	87,084	16,543,739	153,619
Total	513,741,460	63,807	372,733,162	701,916
(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In September 30, 2010, the volume of credit derivatives with total return rate credit risk received corresponds to R$503,216 thousand of cost (December 31, 2009, R$655,126 thousand) and R$451,469 thousand of fair value (December 31, 2009, R$527,532 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$8,559 thousand (December 31, 2009, R$7,498 thousand).
(2) The effectiveness obtained for the hedge portfolio as of September 30, 2010 and December 31, 2009 is compliant with IFRS´s requirements and no ineffective portion was identified to be recorded in income for the period.
(3) The mark-to-market effect of these cash flow hedges, with maturity on January 2, 2012, is recorded directly in equity, and at September 30, 2010 corresponded to a debit of R$246,588 thousand (December 31, 2009, R$262,295 thousand), net of taxes. The fair value of Certificate of Deposits designated as a hedged item was R$13,011,165 thousand at September 30, 2010 (December 31, 2009, R$15,337,856 thousand). Futures-DI transactions designated as hedge instrument have daily adjustments and are recorded in assets or liabilities and settle in cash daily.
(4) The curve value and the fair value of loans and advance to customers classified as hedge item is R$312,718 thousand (on December 31, 2009 - R$685,405 thousand) and R$323,431 thousand (on December 31, 2009 - R$708,566 thousand), respectively. The curve value and the fair value of deposits from credit institutions classified as hedge item is R$366,743 thousand (on December 31, 2009 - R$387,615 thousand) and R$367,553 thousand (on December 31, 2009 - R$391,480 thousand), respectively.

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

	September 30,	December 31,
Thousands of Reais	2010	2009

Investment funds	98,362,030	95,324,100
Assets under management	8,943,327	3,083,043
Total	107,305,357	98,407,143

c) Third-party securities held in custody

At September 30, 2010 and December 31, 2009, the Bank held in custody debt securities and equity instruments totaling R$132,677,898 thousand and R$94,949,464 thousand, respectively entrusted to it by third parties.

16. Supplementary information Reconciliation of shareholders equity and net income of the Bank (not required under IFRS)

Following the Brazilian Securities Commission (CVM) Instruction 457 from July 13, 2007, we present a reconciliation of shareholders equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		September 30,		December 31,
Thousands of Reais	Note	2010	2009	2009

Shareholders' equity attributed to the parent under Brazilian GAAP		65,899,952	52,083,780	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(175,117)	(170,239)	(174,218)
Classification of financial instruments at fair value through profit or loss	d	12,284	33,489	19,440
Redesignation of financial instruments to available-for-sale	a	493,350	565,422	555,104
Impairment on loans and receivables	b	(15,027)	(72,108)	960
Deferral of financial fees, commissions and inherent costs under effective interest	e	254,215	208,330	217,205
rate method
Reversal of goodwill amortization and others	f	5,907,948	2,418,178	3,424,772
Realization on purchase price adjustments	g	649,612	595,920	727,101
Others		45,158	(1,944)	2,348
Shareholders' equity attributed to the parent under IFRS		73,072,375	55,660,828	69,265,405
Non-controlling interest under IFRS		7,083	5,652	1,338
Shareholders' equity (including non-controlling interest) under IFRS		73,079,458	55,666,480	69,266,743

		Three months ended		Nine months ended
		September 30,		September 30,
Thousands of Reais	Note	2010	2009	2010	2009

Net income attributed to the parent under Brazilian GAAP		1,016,127	413,763	3,032,471	1,419,786
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(299)	3,056	(899)	9,169
Classification of financial instruments at fair value through profit or loss	d	15,052	(28,960)	(3,891)	10,588
Redesignation of financial instruments to available-for-sale	a	552	(118,229)	960	(16,477)
Impairment on loans and receivables	b	45,082	159,951	(15,987)	162,192
Deferral of financial fees, commissions and inherent costs under effective interest	e	46,006	21,335	37,010	36,393
rate method
Reversal of goodwill amortization and others	f	825,547	979,458	2,483,176	2,022,378
Realization on purchase price adjustments	g	(10,712)	61,077	(77,489)	279,933
Others		(3,502)	(19,177)	9,197	(6,845)
Net income attributed to the parent under IFRS		1,933,853	1,472,274	5,464,548	3,917,117
Non-controlling interest under IFRS		918	37	(526)	339
Net income (including non-controlling interest) under IFRS		1,934,771	1,472,311	5,464,022	3,917,456

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 Financial Instruments: Recognition and Measurement .

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 Financial Instruments: Recognition and Measurement , the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP, which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 Employee Benefits , the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

d) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as fair value through profit or loss , in accordance with IAS 39 Financial Instruments: Recognition and Measurement . Additionally, certain debt instruments classified as available for sale under BR GAAP were designated as fair value through profit or loss under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 Financial Instruments: Recognition and Measurement , financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 Intangible Assets , goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

17. Subsequent events

Agreement to incorporate a strategic partner in Brazil and Latin America

On October 18, 2010, the Banco Santander, S.A. (Spain) hereby announces that it has reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to US$ 2,719 million, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander, S.A. (Spain). This transaction represents 5% of the share capital of Banco Santander Brasil. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$ 23.75 per share and the bonds will pay an annual coupon of 6.75% in US$. This investment represents the incorporation of Qatar Holdings as strategic partner of Grupo Santander in Brazil and in the rest of Latin America. The transaction allows Banco Santander, S.A. (Spain) to advance in its commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014 and this transaction is subject to the appropriate documentation customary in this type of issuances.

APPENDIX I SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais
Direct and Indirect controlled by Banco Santander (Brasil)		Participation %		Stockholders'	Net Income
S.A.	Activity	Direct	Indirect	Equity (12)	(Losses) (12)
Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,532,145	267,092
Santander Brasil Asset Management Distribuidora de Títulos e	Asset manager	99.99%	100.00%	194,348	64,257
Valores Mobiliários S.A.
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,238,876	223,987
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	12,462,287	741,711
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	949,738	264,278
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,985	176
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	119,145	26,220
Santander Microcrédito Assessoria Financeira S.A. (10)	Microcredit	100.00%	100.00%	13,938	4,322
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	151,045	19,142
Companhia Santander Distribuidora de Títulos e Valores Mobiliários (9)	Dealer	100.00%	100.00%	86,284	3,659
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6) (8)	Broker	99.99%	100.00%	330,688	54,909
Real Argentina S.A.	Other Activities	98.99%	98.99%	34	(15)
Webmotors S.A.	Other Activities	100.00%	100.00%	50,925	10,163
Agropecuária Tapirapé S.A. (13)	Other Activities	99.07%	99.07%	7,076	279
Santander CHP S.A. (11)	Holding	92.78%	92.78%	4,688	2,840
Santander Getnet Serviços para Meios de Pagamento	Other Activities	50.00%	50.00%	11,435	(1,565)
Sociedade Anônima (7)

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	161,001	16,367
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	494,064	102,106

Controlled by Companhia Santander Distribuidora de
Títulos e Valores Mobiliários (9)
Santander Securities (Brasil) Corretora de Valores Mobiliários	Broker	-	100.00%	70,846	3,053
S.A.

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de	Insurance	-	99.99%	66,714	2,952
Corretagem de Seguros
Real Corretora de Seguros S.A.	Insurance	-	100.00%	79,835	16,043

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.

(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4) Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.
(7) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(8) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
(9) Current denomination of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.
(10) Current denomination of Real Microcrédito Assessoria Financeira S.A.
(11) Current denomination of Real CHP S.A.
(12) The amounts presented are in accordance with Brazilian accounting practices.
(13) On August 31, 2010, Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact to inform the approval in the Extraordinary General Meeting of Tapirapé, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The draft of the tender offer instrument for cancellation of registration of a company receiving funds from fiscal incentives of Tapirapé was submitted for approval by the CVM and will be held in an irrevocable basis.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer